Press Release

RedHill Biopharma Provides H1/23 Financial Results and Operational Highlights

RHB-107 included in the U.S. Department of Defense-supported ACESO PROTECT multinational platform trial for early COVID-19 outpatient treatment; The 300-patient Phase 2 study received FDA clearance and is estimated to be completed by the end of 2024

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Opaganib awarded a further $1.7 million in U.S. government medical countermeasure (MCM) development funding – additional to the multimillion dollar-valued National Institutes of Health’s Radiation and Nuclear Countermeasures Program (RNCP) product development contract for gastrointestinal acute radiation syndrome (GI-ARS)

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Following the divestiture of Movantik and the ongoing commercial and financial streamlining, the Company is debt-free, with a significantly reduced cost-base

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H1/23 Talicia net revenues of $5.1 million; Cash balance of $16.3 million as of June 30, 20231

TEL AVIV, ISRAEL & RALEIGH, N.C., August 17, 2023 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today provided first half, 2023, financial results and operational highlights.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “RedHill has delivered significant achievements in the first half of 2023. We are now debt-free with a significantly reduced cost-base. Our two lead R&D candidates, RHB-107 and opaganib, are progressing their development in outpatient COVID-19 and Acute Radiation Syndrome, respectively, both supported extensively by U.S. government funding. Additionally, we are in active discussions with multiple parties regarding potential divestment of certain RedHill assets, in order to further strengthen our balance sheet and enhance our focus.”

Financial results for the six months ended June 30, 2023 (Unaudited)2

Net Revenues for the six months ended June 30, 2023, were $5.4 million, as compared to $31.5 million for the six months ended June 30, 2022. The decrease was primarily attributable to the divestiture of Movantik, resulting in the discontinuation of revenue recognition from this product starting from February 2, 2023. Talicia net revenues for the six months ended June 30, 2023, were $5.1 million, as compared to $4 million for the six months ended June 30, 2022, primarily due to an increase of 10% in units sold.

Cost of Revenues for the six months ended June 30, 2023, was $2.4 million, as compared to $15.3 million for the six months ended June 30, 2022. This decrease was primarily attributable to the divestiture of Movantik. As a result of this divestiture, both the recognition of revenues and the associated cost of revenues for this product were discontinued starting from February 2, 2023. Additionally, the amortization of the intangible asset related to Movantik was also discontinued as of that date.

Gross Profit for the six months ended June 30, 2023, was $3 million, as compared to $16.2 million for the six months ended June 30, 2022, in line with the decrease in Net Revenues and Cost of Revenues as explained above and primarily attributable to the divestiture of Movantik.

Research and Development Expenses for the six months ended June 30, 2023, were $2.3 million, as compared to $4.5 million for the six months ended June 30, 2022. The decrease is attributable to completion of clinical trials related to COVID-19 and ongoing cost-reduction measures.

Selling, Marketing and General and Administrative Expenses for the six months ended June 30, 2023, were $19 million, as compared to $37.4 million for the six months ended June 30, 2022. The difference was primarily attributable to the ongoing cost-reduction measures.

Other Income for the six months ended June 30, 2023, was $43 million, as compared to no other income recognized for the six months ended June 30, 2022. The other income was comprised of (i) $35.5 million from the divestiture of Movantik, calculated as the difference between the fair value of the rights and the carrying amount of this asset; and (ii) $7.5 million from transitional services fees provided to the buyer of Movantik.

Operating Income for the six months ended June 30, 2023, was $24.7 million, as compared to an operating loss of $25.8 million for the six months ended June 30, 2022, primarily attributable to the changes resulting from the divestiture of Movantik, as detailed above.

Financial Income, net for the six months ended June 30, 2023, was $26.3 million, as compared to Financial Expenses, net of $6.5 million for the six months ended June 30, 2022. The income recognized in the six months ended June 30, 2023, was primarily attributable to gain resulting from the extinguishment of the HCR Collateral Management LLC (“HCR”) debt in exchange for the transfer of rights to Movantik, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred.

Net Income for the six months ended June 30, 2023, was $51 million, as compared to Net Loss of $32.2 million for the six months ended June 30, 2022, primarily attributable to the changes resulting from the sale of Movantik, as detailed above.

Total Assets as of June 30, 2023, were $35 million, as compared to $158.9 million as of December 31, 2022. The decrease was primarily attributable to the divestiture of Movantik, resulting in the transfer of the rights to Movantik, as well as to a significant decrease in the Trade Receivables balance (attributed to the fact that the receivables as of December 31, 2022, were primarily associated with Movantik).

Total Liabilities as of June 30, 2023, were $31.6 million, as compared to $207.3 million as of December 31, 2022. The decrease was primarily attributable to the extinguishment of HCR debt in exchange for the transfer of Movantik rights, assumption of certain liabilities by HCR, and payments made towards pre-closing liabilities related to Movantik. Remaining pre-closing liabilities related to Movantik as of June 30, 2023, are estimated at $14.9 million.

Net Cash Used in Operating Activities for the six months ended June 30, 2023, was $17.8 million, as compared to $20.7 million for the six months ended June 30, 2022. The difference was primarily attributable to the ongoing cost reductions. In the six months ended June 30, 2023, the cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik.

Net Cash Provided by Financing Activities for the six months ended June 30, 2023, was $4.8 million, comprised primarily from the net proceeds from the offering completed on April 3, 2023, and the decrease in restricted cash, partially offset by repayment of payables in respect of intangible asset purchase.

Cash Balance as of June 30, 2023, was $16.3 million1.

Business updates

On July 31, 2023, the Company announced that RHB-107 (upamostat)3 had been accepted for inclusion in the 300-patient U.S. Department of Defense-supported Austere environments Consortium for Enhanced Sepsis Outcomes' (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment to be conducted in the U.S., Thailand, Ivory Coast and South Africa.

On July 21, 2023, the Company announced that opaganib4 had been awarded a further $1.7 million in U.S. government funding, via a Small Business Innovation Research (SBIR) grant to the Company’s development partner, Apogee Biotechnology Corporation (“Apogee”). This SBIR grant will support research to further the development of opaganib as a medical countermeasure (MCM) for gastrointestinal acute radiation syndrome (GI-ARS). This grant is in addition and complementary to the multimillion dollar-valued NIH’s Radiation and Nuclear Countermeasures Program (RNCP) product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development, announced on February 28, 2023.

On July 25, 2023, the Company closed a $3.8 million registered direct offering for the purchase and sale of 1,301,923 of the Company's American Depositary Shares ("ADSs") (or ADS equivalents), each ADS representing four hundred (400) ordinary shares, at a purchase price of $1.35 per ADS (or ADS equivalent). Pursuant to a warrant exercise and reload agreement, dated July 21, 2023, with a certain holder holding Series A warrants to purchase up to an aggregate of 1,500,000 ADSs and Series B warrants to purchase up to an aggregate of 1,500,000 ADSs previously issued in March 2023, such holder exercised its Series A warrants in full at a reduced exercised price of $1.35 per ADS, in exchange for new unregistered warrants to purchase up to an aggregate of 1,500,000 ADSs at an exercise price of $1.80 per ADS and an expiration date of April 3, 2028, and a reduction in the exercise price of the Series B warrants to $1.80 per ADS. The Company had also agreed to amend (i) certain existing warrants to purchase up to an aggregate of 330,106 ADSs at an exercise price of $4.75 per ADS and (ii) certain existing warrants to purchase up to an aggregate of 971,817 ADSs at an exercise price of $4.6305 per ADS, so that the amended warrants have a reduced exercise price of $1.80 per ADS effective upon the closing of the registered direct offering.

On May 9, 2023, the Company received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued Nasdaq listing. Nasdaq Listing Rule 5450(b)(3)(C) requires companies to maintain a minimum MVPHS of $15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days

(or until November 6, 2023) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at US$15 million or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(3)(C) prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer its securities to the Nasdaq Capital Market. This notification does not impact the listing and trading of the Company’s securities at this time.

On April 3, 2023, the Company closed a $6 million registered direct offering for the purchase and sale of 1,500,000 of the ADSs (or ADS equivalents), Series A warrants to purchase up to an aggregate of 1,500,000 ADSs and Series B warrants to purchase up to an aggregate of 1,500,000 ADSs. The Series A warrants had an exercise price of $4.75 per ADS, which was subsequently reduced to $1.35 per ADS as discussed above, were exercisable immediately and had a term of five years following issuance, and the Series B warrants had an exercise price of $4.00 per ADS, which was subsequently reduced to $1.80 per ADS as discussed above, are exercisable immediately and have a term of nine months following issuance. 811,000 ADSs underlying pre-funded warrants purchased at the registered direct offering were exercised following the closing of the offering. The Company recognized $1.1 million as a financial expense in the second quarter of 2023 due to the difference between the fair value of the warrants arising from the registered direct offering to the transaction price.

As of August 15, 2023, the Company had 5,854,528 ADSs outstanding.

On February 6, 2023, the Company announced the extinguishment of all RedHill’s debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill’s U.S. subsidiary, RedHill Biopharma Inc., and HCR, announced February 25, 2020, as amended, in exchange for the transfer of its rights in Movantik® (naloxegol) to Movantik Acquisition Co., an affiliate of HCR. HCR assumed substantially all post-closing liabilities, and RedHill retained substantially all pre-closing liabilities relating to Movantik. As part of the parties’ arrangement, and to ensure continuous patient care, RedHill provides HCR with transition services for up to 12 months, paid for by HCR. HCR will retain security interests in certain RedHill assets until substantially all pre-closing liabilities relating to Movantik have been paid or other specific conditions are met.

RedHill continues its litigation against Kukbo Co. Ltd. (“Kukbo”) which was filed on September 2022 as a result of Kukbo’s default in delivering to RedHill a total of $6.5 million under the Subscription Agreement, dated October 25, 2021, and the Exclusive License Agreement, dated March 14, 2022. Following a recent decision denying RedHill’s motion to reargue while otherwise correcting the misapprehension that was the basis for the motion, the parties continue to proceed with discovery and RedHill plans to continue to rigorously pursue the Kukbo litigation.

RedHill is actively pursuing, and in discussions with multiple parties, regarding strategic business development transactions, including potential divestment of certain RedHill assets.

Commercial Highlights

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)5

●	H1/23 saw Talicia recording net revenues of $5.1 million, maintaining its place as the leading prescribed branded H. pylori therapy by U.S. gastroenterologists[6].
●	On August 1, 2023, the Company announced that its partner, Gaelan Medical LLC ("Gaelan Medical"), a wholly owned subsidiary of the Ghassan Aboud Group (GAG), had received marketing approval from the United Arab Emirates (UAE) Ministry of Health for Talicia and that Gaelen had placed an initial Talicia order and were commencing commercialization activities.
●	On May 9, 2023, the Company announced new Talicia PBPK modeling data, published in AP&T Journal[7], showing that generically substituted regimens are non-bioequivalent to Talicia. Separately, new Talicia PBPK modeling data, presented at Digestive Diseases Week (DDW) 2023, supports bioequivalence between TID and Q8H dosing regimens for Helicobacter pylori (H. pylori) eradication therapy; TID dosing is thought to promote patient adherence without impacting efficacy.
●	Total Talicia coverage stood at more than 202 million American lives as of June 30, 2023, with 7 out of 10 commercial lives covered[8].

Movantik® (naloxegol)9

●	Following the sale of Movantik to Movantik Acquisition Co., an affiliate of HCR, and to ensure continuous patient care, RedHill continues to and will provide HCR with transition services for up to 12 months, paid for by HCR.

R&D Highlights

Opaganib (ABC294640) – A novel broad-acting, host-directed oral small molecule capsule targeting radioprotection, COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory and oncology indications.

Nuclear Medical Countermeasures (Acute Radiation Syndrome):

●	On July 21, 2023, the Company announced that opaganib had been awarded a further $1.7 million in U.S. government funding, via a SBIR grant to the Company’s development partner, Apogee. This SBIR grant will support research to further the development of opaganib as a medical countermeasure (MCM) for gastrointestinal acute radiation syndrome (GI-ARS). This grant is in addition and complementary to the multimillion dollar-valued RNCP product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development, announced on February 28, 2023.
●	On February 28, 2023, the Company announced that the RNCP, of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, has selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS). As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with RedHill, to test opaganib in established ARS models. This announcement followed the February 15, 2023, announcement that the FDA provided guidance on the use of the Animal Rule for opaganib’s developmental pathway for Acute Radiation Syndrome (ARS), utilizing pivotal animal model efficacy studies instead of human clinical trials. Sponsors of approved medical countermeasures are eligible for a Priority Review Voucher. These announcements followed publication of data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with[10]:
o	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.
o	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.
●	Additional collaboration discussions with the U.S. and other governments are ongoing.

Pandemic preparedness and oncology:

●	Preclinical development of opaganib, in collaboration with the U.S. Army and NIAID, for various antiviral indications is ongoing.
●	On May 1, 2023, the Company announced that the U.S. Patent and Trademark Office (USPTO) had granted a new patent for opaganib in respect to combination compositions for treatment of cancer, extending protection to October 2036.

RHB-107 (upamostat) – A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory and oncology indications.

Outpatient treatment of COVID-19:

●	On July 31, 2023, the Company announced that RHB-107 (upamostat) had been accepted for inclusion in the U.S. Department of Defense-supported Austere environments Consortium for Enhanced Sepsis Outcomes' (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment to be conducted in the U.S., Thailand, Ivory Coast and South Africa. The 300-patient Phase 2 study has received FDA clearance to start and is estimated to be completed by the end of 2024.
●	On January 3, 2023, the Company announced publication of positive data from a Phase 2 study of once-daily oral investigational RHB-107 (upamostat) in non-hospitalized symptomatic COVID-19 patients, in the peer-reviewed International Journal of Infectious Diseases[11]. The study showed that RHB-107 successfully met the primary endpoint of safety and tolerability and delivered promising efficacy results, despite the small number of patients in each treatment group, including faster recovery from severe COVID-19 symptoms and 100% reduction in hospitalization due to COVID-19.
●	Discussions are ongoing for external non-dilutive funding for additional late-stage COVID-19 clinical development.

Pandemic preparedness / additional viral indications:

●	RHB-107 is also the subject of several cooperative research projects with government and non-government bodies, evaluating RHB-107 against multiple viral targets, including influenza and Ebola (amongst others).

RHB-102 (BEKINDA)12 – Oncology Support

●	On May 1, 2023, the Company announced that the European Patent Office granted RHB-102 (BEKINDA), a 24-hr bimodal release, once-daily oral tablet formulation of ondansetron, a patent covering antiemetic extended-release solid dosage forms for the prevention of nausea and vomiting (CINV/RINV). The patent provides the potential for UK and EU protection of RHB-102 to March 2034.
●	On February 16, 2023, the Company announced that it held a positive pre-Marketing Authorisation Application meeting with the UK Medicines & Healthcare products Regulatory Agency (MHRA) with regard to seeking marketing approval for RHB-102 (BEKINDA) for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV).

RHB-20413 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease

●	On May 22, 2023, the Company announced the termination of RHB-204's U.S. Phase 3 study for non-tuberculosis mycobacteria (NTM) disease due to a very low accrual rate.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults, and Aemcolo®, for the treatment of travelers’ diarrhea in adults14. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. Government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at: www.redhillbio.com / twitter.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including, but not limited to, statements regarding the intended use of net proceeds therefrom, may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding anticipated the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, market and other conditions, the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107,  the risk that HB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate & Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022

	U.S. dollars in thousands
NET REVENUES	5,395	31,450
COST OF REVENUES	2,418	15,288
GROSS PROFIT	2,977	16,162
RESEARCH AND DEVELOPMENT EXPENSES	2,331	4,534
SELLING AND MARKETING EXPENSES	9,632	21,833
GENERAL AND ADMINISTRATIVE EXPENSES	9,335	15,583
OTHER INCOME	(42,993)	—
OPERATING INCOME (LOSS)	24,672	(25,788)
FINANCIAL INCOME	28,677	1,672
FINANCIAL EXPENSES	2,347	8,123
FINANCIAL INCOME (EXPENSES), net	26,330	(6,451)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	51,002	(32,239)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.04	(0.06)
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	1,277,931	546,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2023	2022

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	6,996	19,968
Bank deposits	18	15
Restricted cash	9,140	16,000
Trade receivables	2,903	34,521
Prepaid expenses and other receivables	3,050	4,387
Inventory	4,939	11,009
	27,046	85,900
NON-CURRENT ASSETS:
Restricted cash	144	150
Fixed assets	244	502
Right-of-use assets	2,010	6,692
Intangible assets	5,593	65,626
	7,991	72,970
TOTAL ASSETS	35,037	158,870

CURRENT LIABILITIES:
Account payable	3,112	4,230
Lease liabilities	1,290	1,032
Allowance for deductions from revenue	16,384	47,870
Accrued expenses and other current liabilities	7,401	17,949
Borrowing	—	115,216
Payable in respect of intangible assets purchase	—	11,157
	28,187	197,454

NON-CURRENT LIABILITIES:
Lease liabilities	994	6,443
Derivative financial instruments	1,635	2,623
Royalty obligation	750	750
	3,379	9,816
TOTAL LIABILITIES	31,566	207,270

EQUITY (Capital Deficiency):
Ordinary shares	4,620	2,835
Additional paid-in capital	380,860	382,625
Accumulated deficit	(382,009)	(433,860)
TOTAL EQUITY (Capital Deficiency)	3,471	(48,400)
TOTAL LIABILITIES AND EQUITY (Capital Deficiency)	35,037	158,870

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	51,002	(32,239)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	849	2,924
Depreciation	1,055	1,154
Amortization of intangible assets	530	2,900
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	(56,082)	—
Gains from early termination of leases	(694)	—
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	—	2,813
Fair value gains on derivative financial instruments	(8,071)	(1,981)
Loss from modification of warrants terms as part of a new issuance, see note 3b	1,084	—
Issuance costs in respect of warrants	922	334
Exchange differences and revaluation of bank deposits	(13)	(63)
	(60,420)	8,081
Changes in assets and liability items:
Decrease (increase) in trade receivables	31,618	(2,078)
Decrease in prepaid expenses and other receivable	1,337	1,872
Decrease in inventories	1,837	3,091
Decrease in accounts payable	(1,118)	(7,291)
Decrease in accrued expenses and other liabilities	(10,545)	(684)
Increase (decrease) in allowance for deductions from revenue	(31,486)	8,512
	(8,357)	3,422
Net cash used in operating activities	(17,775)	(20,736)
INVESTING ACTIVITIES:
Purchase of fixed assets	(7)	(176)
Change in investment in current bank deposits	—	8,500
Net cash provided (used in) by investing activities	(7)	8,324
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	5,097	16,221
Repayment of payable in respect of intangible asset purchase	(6,555)	(5,778)
Decrease in restricted cash	6,860	—
Payment of principal with respect to lease liabilities	(589)	(470)
Net cash provided by financing activities	4,813	9,973
DECREASE IN CASH AND CASH EQUIVALENTS	(12,969)	(2,439)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(3)	(47)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968	29,474
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,996	26,988

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	123	11
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	315	5,283
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	224	4,767
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $4,117) resulting from early termination of lease.	4,811	—

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset	(59,503)
Decrease in Inventories	(4,233)
Decrease in Payable in respect of Intangible asset	4,602
Decrease in Borrowing	115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations	56,082

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Including cash, cash equivalents, short-term bank deposits and restricted cash.

2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands

3 RHB-107 is an investigational new drug, not available for commercial distribution.

4 Opaganib is an investigational new drug, not available for commercial distribution.

5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

6 IQVIA XPO Data on file

7 Howden et al. Physiologically based pharmacokinetic modelling to predict intragastric rifabutin concentrations in the treatment of Helicobacter pylori infection. Alimentary Pharmacology and Therapeutics, April 2023. https://doi.org/10.1111/apt.17526

8 Managed Markets Insight & Technology, LLC

9 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.

10 Maines LW, Schrecengost RS, Zhuang Y, Keller SN, Smith RA, Green CL, Smith CD. Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy. International Journal of Molecular Sciences. 2022; 23(21):13191. https://doi.org/10.3390/ijms232113191

11 Plasse et al. A randomized, placebo-controlled pilot study of upamostat, a host-directed serine protease inhibitor, for outpatient treatment of COVID-19. International Journal of Infectious Diseases, Vol 128, P148-156, March 2023. https://doi.org/10.1016/j.ijid.2022.12.003

12 RHB-102 is an investigational new drug, not available for commercial distribution.

13 RHB-204 is an investigational new drug, not available for commercial distribution.

14 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.